Exhibit 99.1

Beamr 2026 Strategy and 2025 Highlights

Beamr CEO, Sharon Carmel, presents the Company milestones and strategy

Herzliya, Israel, Jan. 05, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

2025 was a year of entering the Autonomous Vehicle (AV) market, as we moved from validation of our offering toward the commencement of execution of our commercialization plan. We also strengthened our position during 2025 as a market leader through our partners.

This progress reflects a broader shift in the video landscape—as AI systems scale, video is increasingly used not only for delivery, but also as training data, decision data, and operational ground truth, changing how video must be processed, validated, and trusted.

2025 Highlights

Beamr was built around a simple principle that even small changes to video can have outsized consequences. From the beginning, our focus has been on how compression affects quality—not only how content looks, but how it performs across downstream systems.

In 2025, this core principle was applied in some of the most demanding environments for video. In AV and AI workflows, video is a primary source of truth, where even small changes can affect system behavior and trust. Through benchmarking, partner collaboration, and field evaluations, we validated that meaningful efficiency gains can be achieved without compromising the integrity these systems rely on.

In summary, 2025 was a year of progress, marked by entry into new markets and a transition from validation toward a potential commercial pipeline, including AVs and AI. Adoption rate varies by vertical—whilst Media and Entertainment (M&E) show continued renewal and traction, AV and AI workflows require a different integration and validation process. In 2025, our team refined how we demonstrate efficiency gains in each such vertical, and built customer confidence that these gains introduce no hidden risk, shaping both our product and go-to-market approach.

Taken together, 2025 was a year of meaningful progress. We validated our core principles in new domains, expanded our partnerships, and built a growing pipeline across M&E, AV and AI workflows. Most importantly, we are entering 2026 with clearer focus, stronger proof points, and a more disciplined path to execution.

2026 Strategic Progress Ahead

In 2026, our focus is execution. We are aiming to convert validated use cases into strategic agreements and moving from proof to production across AV, AI, and M&E workflows. Our efforts are centered on scaling adoption through partner-led deployments and delivering production-ready solutions aligned with customer requirements.

With validation behind us and clearer execution paths ahead, we are focused on delivering repeatable, production-scale outcomes for customers who rely on video as critical infrastructure. To conclude, we believe that Beamr has a strong foundational technology and differentiated competitive advantages and that Beamr is well positioned for growth, with a robust market opportunity in data-centric video applications.

As we execute our strategy, we are focusing on a limited number of higher-priority and potentially higher-impact opportunities with global industry leaders with whom we are already in discussion, which, upon the signing of definitive agreements, we will refer to as our “lighthouse” accounts. These engagements would involve extended evaluation and integration cycles by design, reflecting the mission critical role video plays in their core infrastructure and decision-making pipelines.

Success with these potential “lighthouse” customers in 2026 could help to meaningfully validate our approach, accelerate broader market adoption, and expand our addressable footprint well beyond the initial deployment scope. This reflects the economic rationale underlying our approach: investing early in rigorous validation and trust-building to support the development of long-term, scalable relationships that we believe can anchor Beamr’s potential growth over time.

We are confident that we are well positioned to convert our pipeline momentum into tangible commercial outcomes during the upcoming year.

Exhibit of 2025 Milestones and Progress

Autonomous Vehicle (AV) and Machine Learning Validation

●	AV Solution Launch: Beamr officially launched its GPU-accelerated video compression solution for autonomous vehicles at NVIDIA GTC Paris in June 2025.

●	ML-Safe Validation: Through rigorous benchmark testing, Beamr validated that its technology can achieve up to a 50% reduction in video storage for AV data while preserving model stability, with measured accuracy changes below 2% under benchmark conditions.

●	Proof of Concept (PoC) Success: Beamr completed multiple PoC evaluations with Tier-1 automotive suppliers and AV developers, validating material storage and networking efficiency gains under defined test conditions.

Strategic Partnerships and Platform Enablement

●	AWS ISV Accelerate Program: In February 2025, Beamr was accepted into the AWS ISV Accelerate program, reflecting validation by AWS partner teams of the maturity and customer applicability of our solution, and enabling participation in joint co-sell engagements with the AWS sales organization through AWS Marketplace.

●	SOC 2 Compliance: In December 2025, Beamr completed a SOC 2 Type II audit, verifying that its security, privacy, and operational controls meet rigorous enterprise-grade standards.

Product Innovation and Industry Recognition

●	NAB Show Product of the Year: In April, Beamr received the NAB Show Product of the Year award for its solution enabling scalable, high-quality upgrades of video content to the AV1 codec.

●	Best of Show at IBC 2025 for 4K Live Demonstration: In September, at the IBC Show 2025, Beamr demonstrated a unified workflow for live 4K sports broadcasting that uses AI-powered enhancement to elevate 720p footage to 4K in real-time.

Value Validation Tool

Beamr built internal validation, evaluation and onboarding tools used by sales and marketing teams to show before-and-after results, quantify efficiency and quality metrics, and support customer onboarding, trial result reviews, and event demonstrations.

Global Presence

In 2025, we presented our tech in 6 shows: 3 M&E Shows (ACM Mile High Video 2025, NAB Show 2025 and IBC Show 2025), 2 NVIDIA Shows (NVIDIA GTC 2025 and NVIDIA GTC Paris 2025), and 1 Autonomous Vehicle Show (IAA Mobility 2025).

Respectfully,
Sharon Carmel
Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’

website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact

investorrelations@beamr.com

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